Exhibit 99.4

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

These Unaudited Pro Forma Financial Statements of Brookfield Business Corporation (the “company”) are based on the consolidated financial statements of the company and the consolidated audited historical financial statements of CDK Global, Inc. (“CDK Global”) and have been prepared to illustrate the estimated effects of the following transactions (collectively, the “Transactions”) on the consolidated financial statements of the company:

•	The company, together with institutional partners, acquired a 100% interest in CDK Global on July 6, 2022 for total consideration of $8.3 billion (the “CDK Global acquisition”). CDK Global is a leading automotive retail technology company. The company holds a 100% voting interest and a 28% economic interest in CDK Global. A portion of the company’s economic interest may be syndicated to institutional partners, which is expected to decrease the company's economic interest to 25%. Prior to the completion of the CDK Global acquisition, $1.7 billion of debt within CDK Global was extinguished. The company, together with institutional partners, funded a portion of the CDK Global acquisition with approximately $4.9 billion of non-recourse borrowings, net of debt issuance costs.

•	On October 11, 2022, an agreement was entered into to sell Westinghouse to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners for consideration of approximately $4.2 billion, before working capital and other adjustments (the “Westinghouse disposition”). The transaction is subject to certain closing conditions, including regulatory approval and other customary conditions. The disposition has been reflected in these unaudited pro forma financial statements since the transaction is probable for the purposes of pro forma financial information and is considered to be significant to the company. The Westinghouse disposition is expected to close in the second half of 2023.

•	On May 1, 2023, the company’s dealer software and technology services operations sold a non-core division servicing the heavy equipment sector for consideration of approximately $490 million (the “software assets disposition”). The assets and liabilities associated with this non-core division were classified as held for sale in the company’s historical financial information as at March 31, 2023. The disposition is considered to be significant to the company.

The information in the Unaudited Pro Forma Statements of Operating Results for the year ended December 31, 2022 and for the three months ended March 31, 2023 gives effect to the pro forma adjustments as if each of the Transactions had been consummated on January 1, 2022. No adjustments were made for the acquisition of CDK Global to the Unaudited Pro Forma Statements of Operating Results for the three months ended March 31, 2023 as the historical financial results of the company for the three months ended March 31, 2023 already include the financial results of the business acquired in 2022.

The information in the Unaudited Pro Forma Statement of Financial Position as at March 31, 2023 gives effect to the pro forma adjustments as if the Westinghouse disposition and software assets disposition had been consummated on March 31, 2023. No adjustments were made for CDK Global to the Unaudited Pro Forma Statement of Financial Position as at March 31, 2023 as the financial position of the acquired business is already included in the company’s historical financial information as at such date.

All financial data in the Unaudited Pro Forma Financial Statements is presented in U.S. dollars, unless otherwise noted, and the Unaudited Pro Forma Financial Statements have been prepared using accounting policies that are consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The company and CDK Global have different fiscal years ending December 31 and June 30, respectively. CDK Global’s audited consolidated statement of operations for the fiscal year ended June 30, 2022 has been aligned to the fiscal year of the company for the fiscal year ended December 31, 2022 by adjusting to include CDK Global’s unaudited consolidated statement of operations data for the six months ended December 31, 2022 and to exclude CDK Global’s unaudited consolidated statement of operations data for the six months ended December 31, 2021.

The Unaudited Pro Forma Financial Statements are based on preliminary estimates, accounting judgments and currently available information and assumptions that management believes are reasonable. All financial data for the Westinghouse disposition and software assets disposition has been derived from the historical actual financial information of the businesses disposed. The notes to the Unaudited Pro Forma Financial Statements provide a detailed discussion of how such adjustments were derived and presented in the Unaudited Pro Forma Financial Statements. The Unaudited Pro Forma Financial Statements should be read in conjunction with the audited financial statements of the company as at December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020, the audited consolidated financial statements of CDK Global as at June 30, 2022 and 2021 and for the years ended June 30, 2022 and 2021.

The Unaudited Pro Forma Financial Statements have been prepared for illustrative purposes only and are not necessarily indicative of the financial position or operating results of the company had the Transactions occurred on the dates indicated, nor is such pro forma financial information necessarily indicative of the results to be expected for any future period. The actual financial position and operating results may differ significantly from the pro forma amounts reflected herein due to a variety of factors.

UNAUDITED PRO FORMA STATEMENT OF FINANCIAL POSITION

		Transaction Accounting Adjustments			Transaction Accounting Adjustments
US$ MILLIONS As at March 31, 2023	Brookfield Business Corporation (historical)	Software assets (consummated disposition)	Notes	Pro Forma - Consummated Transactions	Westinghouse (probable disposition)	Notes	Pro Forma - Combined
					(2a)
Assets
Current Assets
Cash and cash equivalents	$810	$427	(1f)	$1,237	$3,978	(2f)	$5,215
Financial assets	111	—		111	(20)		91
Accounts and other receivable, net	2,554	—		2,554	(565)		1,989
Inventory, net	655	—		655	(594)		61
Other assets	1,440	(516)	(1a)	924	(447)		477
	5,570	(89)		5,481	2,352		7,833
Non-Current Assets
Financial assets	364	—		364	(281)		83
Accounts and other receivable, net	958	—		958	—		958
Other assets	369	63	(1f)	432	(140)		292
Property, plant and equipment	3,731	—		3,731	(1,056)		2,675
Deferred income tax assets	674	—		674	(328)		346
Intangible assets	9,037	—		9,037	(2,106)		6,931
Equity accounted investments	247	—		247	(17)		230
Goodwill	6,628	—		6,628	(437)		6,191
	$27,578	$(26)		$27,552	$(2,013)		$25,539
Liabilities and Equity
Current Liabilities
Accounts payable and other	$4,309	$50	(1a), (1d)	$4,359	$(1,475)	(2d), (2e)	$2,884
Non-recourse borrowings in subsidiaries of the company	611	—		611	(294)		317
Exchangeable and class B shares	1,358	—		1,358	—		1,358
	6,278	50		6,328	(1,769)		4,559
Non-Current Liabilities
Accounts payable and other	3,339	—		3,339	(856)		2,483
Non-recourse borrowings in subsidiaries of the company	12,585	—		12,585	(3,418)		9,167
Deferred income tax liabilities	1,490	(29)	(1e)	1,461	(31)		1,430
	23,692	21		23,713	(6,074)		17,639
Equity
Brookfield Business Partners	192	(13)	(1a), (1f)	179	1,096	(2f)	1,275
Non-controlling interests	3,694	(34)	(1a), (1f)	3,660	2,965	(2f)	6,625
	$3,886	$(47)		$3,839	$4,061		$7,900
	$27,578	$(26)		$27,552	$(2,013)		$25,539

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

UNAUDITED PRO FORMA STATEMENTS OF OPERATING RESULTS

		Transaction Accounting Adjustments		Transaction Accounting Adjustments
US$ MILLIONS For the three months ended March 31, 2023	Brookfield Business Corporation (historical)[1]	Software assets (consummated disposition)	Pro Forma - Consummated Transactions	Westinghouse (probable disposition)	Pro Forma - Combined
		(1b)		(2b)
Revenues	$2,921	$(11)	$2,910	$(1,056)	$1,854
Direct operating costs	(2,551)	7	(2,544)	935	(1,609)
General and administrative expenses	(107)	1	(106)	46	(60)
Interest income (expense), net	(279)	—	(279)	67	(212)
Equity accounted income (loss), net	(3)	—	(3)	1	(2)
Gain (loss) on acquisitions/dispositions, net	14	—	14	(14)	—
Remeasurement of exchangeable and class B shares	(121)	—	(121)	—	(121)
Other income (expense), net	(57)	—	(57)	19	(38)
Income (loss) before income tax	(183)	(3)	(186)	(2)	(188)
Income tax (expense) recovery
Current	(45)	—	(45)	35	(10)
Deferred	43	—	43	(30)	13
Net income (loss)	$(185)	$(3)	$(188)	$3	$(185)
Attributable to:
Brookfield Business Partners	$(140)	$(1)	$(141)	$1	$(140)
Non-controlling interests	(45)	(2)	(47)	2	(45)
	$(185)	$(3)	$(188)	$3	$(185)

(1)	Earnings per share have not been presented in these Unaudited Pro Forma Financial Statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings per share (“IAS 33”).

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

		Transaction Accounting Adjustments		Transaction Accounting Adjustments			Transaction Accounting Adjustments
US$ MILLIONS For the year ended December 31, 2022	Brookfield Business Corporation (historical)	CDK Global	Pro Forma - Consummated Acquisition	Software assets (consummated disposition)	Notes	Pro Forma - Consummated Transactions	Westinghouse (probable disposition)	Notes	Pro Forma - Combined
		(3)		(1b)			(2b)
Revenues	$10,598	$915	$11,513	$(40)		$11,473	$(3,795)		$7,678
Direct operating costs	(9,466)	(630)	(10,096)	38		(10,058)	3,302		(6,756)
General and administrative expenses	(372)	(139)	(511)	2		(509)	169		(340)
Interest income (expense), net	(742)	(221)	(963)	—		(963)	219		(744)
Equity accounted income (loss), net	13	(5)	8	—		8	(5)		3
Impairment expense, net	(21)	—	(21)	—		(21)	—		(21)
Gain (loss) on acquisitions/dispositions, net	—	—	—	4	(1c)	4	4,138	(2c)	4,142
Remeasurement of exchangeable and class B shares	836	—	836	—		836	—		836
Other income (expense), net	(175)	(4)	(179)	—		(179)	48	(2e)	(131)
Income (loss) before income tax	671	(84)	587	4		591	4,076		4,667
Income tax (expense) recovery
Current	(88)	(8)	(96)	(79)	(1d)	(175)	4	(2d)	(171)
Deferred	493	(35)	458	30	(1e)	488	(400)		88
Net income (loss)	$1,076	$(127)	$949	$(45)		$904	$3,680		$4,584
Attributable to:
Brookfield Business Partners	$911	$(38)	$873	$(13)		$860	$993		$1,853
Non-controlling interests	165	(89)	76	(32)		44	2,687		2,731
	$1,076	$(127)	$949	$(45)		$904	$3,680		$4,584

(1)	Earnings per share have not been presented in these Unaudited Pro Forma Financial Statements, as the underlying shares do not constitute “ordinary shares” under IAS 33, Earnings per share (“IAS 33”).

See the accompanying notes to the Unaudited Pro Forma Financial Statements.

NOTES TO THE UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.	Software assets disposition

(1a)	On May 1, 2023, the company’s dealer software and technology services operations sold a non-core division servicing the heavy equipment sector. The adjustments on the Unaudited Pro Forma Statement of Financial Position reflect the derecognition of assets held for sale of $516 million, included in Other assets, and derecognition of liabilities held for sale of $30 million, included in Accounts payable and other.

(1b)	These pro forma adjustments reflect the elimination of historical operating results for the three months ended March 31, 2023 and for the year ended December 31, 2022.

(1c)	The pre-tax gain from the disposition of approximately $4 million is reflected as an adjustment on the Unaudited Pro Forma Statement of Operating Results. See note (1d) regarding the basis for the income tax effect.

Transaction costs of $3 million have been included in the historical Statement of Operating Results of the company.

(1d)	The current income tax effect of $80 million from the software assets disposition was calculated using using an effective tax rate of 27% in effect for the year presented.

(1e)	The deferred income tax impact of $29 million from the software assets disposition is reflected as an adjustment on the Unaudited Pro Forma Statement of Operating Results.

(1f)	The total consideration of $490 million includes cash proceeds of $427 million, included in Cash and cash equivalents, and deferred consideration of $63 million, included in other non-current assets.

2.	Westinghouse disposition

(2a)	On October 11, 2022, an agreement was entered into to sell Westinghouse to a strategic consortium led by Cameco Corporation and Brookfield Renewable Partners. The adjustments to the Unaudited Pro Forma Statement of Financial Position reflect the derecognition of total assets of $6.2 billion and derecognition of total liabilities of $6.2 billion. The pro forma adjustment to the Unaudited Pro Forma Statement of Financial Position to reflect the Westinghouse disposition also includes other effects discussed in note (2d) and (2e).

(2b)	These pro forma adjustments reflect the elimination of the historical operating results of Westinghouse for the three months ended March 31, 2023 and for the year ended December 31, 2022.

(2c)	The estimated pre-tax gain of approximately $4.1 billion from the disposition is reflected as an adjustment on the Unaudited Pro Forma Statement of Operating Results.

The actual gain and related tax effect will be calculated based on the net book value as of the closing of the transaction and therefore, could differ from the current estimate. See note (2d) regarding the basis for the income tax effect.

(2d)	Includes the estimated current income tax effect of the Westinghouse disposition of $25 million. The tax effect of the Westinghouse disposition was calculated using an effective tax rate of 27% in effect as at January 1, 2022.

(2e)	Includes the accrual of approximately $52 million of additional transaction costs to be incurred by the company upon the disposition of Westinghouse. Transaction costs of $18 million have been included in the historical Statement of Operating Results of the company.

(2f)	Includes the estimated cash proceeds of approximately $4.2 billion, included in cash and cash equivalents, before working capital and other adjustments.

3.             Acquisition of CDK Global

The following tables and explanatory notes present the statement of operating results of CDK Global for the period ended July 6, 2022, as adjusted to give effect to the CDK Global acquisition as if it had occurred at the beginning of the period.

			Transaction Accounting Adjustments
US$ MILLIONS For the period ended July 6, 2022	Pre-acquisition Jan 1, 2022 to June 30, 2022	Accounting Policy and Reclassification	IFRS 3 Adjustments	Notes	Other	Notes	CDK Global Pro Forma
	(3a)	(3a)
Revenues	$915	$—	$—		$—		$915
Direct operating costs	—	(506)	(124)	(3b)	—		(630)
Cost of revenue	(492)	492	—		—		—
General and administrative expenses	—	(181)	42	(3c)	—		(139)
Selling, general and administrative expenses	(192)	192	—		—		—
Interest income (expense), net	(45)	4	—		(180)	(3e)	(221)
Equity accounted income (loss), net	—	(5)	—		—		(5)
Loss from equity method investment	(5)	5	—		—		—
Other income (expense), net	—	(4)	—		—		(4)
Income tax (expense) recovery
Current	—	(8)	—		—		(8)
Deferred	—	(42)	7	(3d)	—		(35)
Income tax expense	(50)	50	—		—		—
Net income (loss)	$131	$(3)	$(75)		$(180)		$(127)
Attributable to:
Owners of the company	$127	$(127)	$—		$—		$—
Brookfield Business Partners	—	35	(22)		(51)		(38)
Non-controlling interests	4	89	(53)		(129)		(89)
	$131	$(3)	$(75)		$(180)		$(127)

(3a)	Pro forma adjustments have been made to conform the presentation of the historical financial information of CDK Global to the presentation of financial information in the company’s financial statements. In addition, certain pro forma adjustments have been made to CDK Global’s historical financial statements prepared in accordance with standards generally accepted in the United States (U.S. GAAP), to IFRS as issued by the IASB. Acquisition related costs of $15 million were included in the historical statement of operating results for the year ended December 31, 2022. The conversion of CDK Global’s historical statements of operating results to IFRS for the period ended July 6, 2022 includes an adjustment to increase general and administrative expenses by $3 million related to the recognition of implementation costs incurred as a customer in a cloud computing arrangement, net of historical amortization expense. Certain other pro forma adjustments have been made to conform the presentation of the consolidated financial statements of CDK Global prepared under U.S. GAAP to the presentation of financial information in the company’s financial statements prepared under IFRS, including reclassification of depreciation expense of $8 million from general and administrative expenses and $492 million from cost of revenue to direct operating costs for the period ended July 6, 2022.

The operating results of CDK Global for the six months ended June 30, 2022 was determined to be an appropriate measure of the operating results of CDK Global for the period ended July 6, 2022 in the unaudited pro forma financial statements because the operating results for the 6-day period ended July 6, 2022 was determined to be immaterial.

(3b)	As part of the CDK Global acquisition, the fair value adjustment applied to property, plant and equipment reduced the carrying value by $10 million. The fair value adjustment applied to intangible assets increased the carrying value by $4.4 billion, where total intangible assets comprised customer relationships with a fair value adjustment of $3.7 billion and an average useful life of 15 years, brand with a fair value adjustment of approximately $254 million and an average useful life of 15 years, and developed technology with a fair value adjustment of approximately $428 million and an average useful life of 5 years. If the acquisition had occurred on January 1, 2022, depreciation and amortization expense for the period ended July 6, 2022 would have increased by $124 million.

(3c)	Certain costs relating to contract acquisitions and fulfillment that were previously amortized under U.S GAAP were derecognized upon acquisition of CDK Global, in order to conform with the accounting requirements under IFRS. If the acquisition had occurred on January 1, 2022, general and administrative expenses for the period ended July 6, 2022 would have been lower by approximately $42 million.

(3d)	The Unaudited Pro Forma Statements of Operating Results have been adjusted to reflect the deferred tax impact of the transaction accounting adjustments based on an effective tax rate of 27%.

(3e)	Prior to closing the CDK Global acquisition, $1.7 billion of its fixed and variable-rate borrowings were extinguished (the “Extinguished CDK Global Borrowings”) with a weighted-average interest rate of 5.3% and $16 million in accrued interest. CDK Global used proceeds from the company to extinguish outstanding borrowings. Prior to closing the CDK Global acquisition, the company raised proceeds of $5.1 billion of fixed and variable-rate non-recourse borrowings (“New CDK Global Non-Recourse Borrowings”) and incurred debt issuance costs of approximately $222 million, which was used to partially fund the CDK Global acquisition. As at the date of these unaudited pro forma financial statements, the weighted-average cost of borrowing was 8.1%.

The table below presents the net increase to borrowing costs presented within interest income (expense), net.

(US$ MILLIONS)	Period ended July 6, 2022
Elimination of interest expense and amortization of debt issuance costs – Extinguished CDK Global Borrowings	$43
Interest expense on New CDK Global Non-Recourse Borrowings	(207)
Amortization of debt issuance costs on New CDK Global Non-Recourse Borrowings	(16)
Other transaction accounting adjustment to interest income (expense), net	$(180)

A 1/8 of a percentage point increase or decrease in the benchmark rate would result in a change in interest expense of approximately $3 million for the period ended July 6, 2022.